Exhibit 99.1

Wetour Robotics Demonstrates Cross-Device AI Agent Interface: One Wristband Controls IoT Devices, PCs and AR Glasses Through Orchestra Edge AI Hub

As Qualcomm CEO Cristiano Amon describes a shift from smartphone-centric computing toward agent-centric experiences across devices, two Orchestra demonstrations show Conductor sEMG wristband enabling local, touchless control across smart devices, computer screens and AR interfaces — with no cloud dependency.

Austin, TX, May 20, 2026 (GLOBE NEWSWIRE) -- Wetour Robotics Limited (NASDAQ: WETO), a Physical AI infrastructure and wearable robotics company headquartered in Austin, Texas, today summarized two working demonstrations of Spatial Intent Fusion on its Orchestra Physical AI platform.

Together, the demonstrations show a single Conductor sEMG wristband — running through one portable Orchestra edge AI hub — controlling smart home IoT devices, personal computer screens and AR glasses through wrist-worn gestures and pointing direction.

Two Demonstrations, One Wearable, Multiple Devices

In the first demonstration, a user wearing the Conductor wristband points toward a smart lamp, then a speaker. Orchestra identifies each target device in sequence. Wrist gestures turn the lamp on, change its color, start audio playback and switch tracks — without camera-based input.

In the second demonstration, the same Conductor wristband, paired with AR glasses, controls a laptop and AR interface. The user scrolls a webpage, click the video and move into AR space and manipulates it with hands gestures.

No touch. No voice. No keyboard.

Across both demonstrations, every command is processed locally on a single Orchestra edge AI hub. No cloud connection is required for core command processing.

Demonstration videos are available at www.wetourrobotics.com and on the Company’s LinkedIn and X channels under Wetour Robotics and @WETO_IR_TEAM.

The Interface Layer for the AI Agent Era

In a May 2026 Fortune interview, Qualcomm CEO Cristiano Amon described a shift from a smartphone-centric digital world toward an agent-centric experience across phones, PCs and other devices. He also said that AI agents “have to be with you all the time,” explaining why traditional wearables are evolving into personal AI devices.

Wetour Robotics believes this shift creates a critical interface challenge: an always-with-you AI agent needs an always-with-you interface.

Orchestra is designed to address that challenge by turning wrist-based muscle signals, gestures and spatial intent into real-time commands across connected devices, all processed locally through a portable edge AI hub.

CEO Statement

“Most companies are building one wearable for one device or one application. We are building the interface layer that lets one wearable address many devices,” said Nan Zheng, Chief Executive Officer of Wetour Robotics.

“The AI agent era needs an interface that is always with the user, not locked inside a phone, screen or single headset,” Nan added. “Orchestra puts intelligence on the user through a portable edge AI hub and turns wrist-worn intent into real-time control across connected devices.”

Wetour Robotics will show the full live system at its inaugural Orchestra product launch event on May 28 in Austin, Texas.

Registration Link: https://launch.wetourrobotics.com/

About Wetour Robotics

Wetour Robotics Limited (NASDAQ: WETO), formerly known as Webus International Limited, is a technology company operating AI-driven premium travel and mobility services under its Wetour brand. Building on its foundation in AI and intelligent mobility, the Company is expanding into Physical AI infrastructure, developing Orchestra — a next-generation operating system that coordinates human intent with intelligent physical devices including wearable robotics. Orchestra’s sensory modules include VisionLink (computer vision) and Conductor (sEMG-based neural gesture recognition), both processed in real time on a portable edge AI hub. Wetour Robotics is headquartered in Austin, Texas. For more information, visit www.wetourrobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. References to third-party industry observations, including those of Qualcomm CEO Cristiano Amon, are based on publicly available statements and do not indicate an endorsement, commercial relationship, or partnership between Wetour Robotics and Qualcomm Incorporated. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially. The Company undertakes no obligation to update forward-looking statements. For additional risks, see the Company’s filings with the SEC.

Contact

Annabelle Li

Investor Relations

ir.annabelle@webus.vip